Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
November 20, 2009
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Dear Shareholder and/or Friend of Zion...

Left to Right:
Jerry Carlisle (Drilling Supervisor), John Brown,
Elisha Roih (retired), Jonathan Carmeli (Site Foreman)

This week, in Caesarea, John Brown, Zion's Founder and Chairman of the Board celebrated his 70th birthday. Best wishes and congratulations to John on reaching this milestone.

With regard to operations, here is this week's update.

The Ma'anit-Rehoboth #2 Well

This past week, on Thursday, we welcomed Petroleum Engineer John McKenney to Israel. He has arrived to review the completion procedures planned for the Ma'anit-Rehoboth #2 well. John has nearly 40 years experience in Oil & Gas. He has worked for many well-known petroleum companies, including Arco International, Phillips Petroleum, Schlumberger, Tesco Drilling and Triton Engineering. He has also consulted for many other companies, including Murphy Oil, Ocean Energy and Shell Oil.

We drilled the Ma'anit-Rehoboth #2 well to a depth of 17,913 feet (5,460 meters) and soon intend to carry out completion operations on the seven zones that warrant completion testing.

Four of the zones are in the upper (Triassic) part of the hole (and were seen in the Ma'anit #1 well) and three of the zones are in the deeper hole (drilled in the Ma'anit-Rehoboth #2 well).

Operations at the Elijah #3

Drilling Operations on the Elijah #3 Well

Last week I noted that we had cased the well from the surface down to 3,461 feet (1,055 meters), connected the BOP (Blow Out Preventer) and continued drilling.

This past week, drilling progress has been excellent - on three separate days, we drilled over 100 meters per day, exceeding our expectations.

Since Thursday, November 19 we have been drilling very hard formation (Lower Cretaceous Tayasir Volcanics) with a PDC bit (averaging 5 meters per hour penetration).

Very soon, we expect to be drilling in Upper Jurassic carbonates.

As of today, Friday, November 20, 2009, we have drilled to a depth of approximately 4,840 feet (1,475 meters) and are 'ahead of schedule'.

Rights Offering

Our rights offering began last month and you should have received your package (or email) containing the documentation.

If your stock is held by you in certificate form and you haven't received any package or email from us, please contact us at the number shown below.

If your stock is held in a brokerage account, you should have received electronic notification. If you haven't, please contact your broker for help.

In the rights offering, a maximum of 3.6 million shares of common stock are being offered at $5.00 for each share of stock. Should the rights offering be fully subscribed, Zion will receive gross proceeds of $18 million.

Under the rights offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the record date.  This is identical to 0.23 subscription rights for each share of common stock owned on the record date.

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for in the earlier rights offering, this is your 'second chance' opportunity. This offer is open to everyone who was a stockholder of record on October 19, 2009.

The scheduled termination date for the rights offering is November 30, 2009 but we may elect to terminate the offering prior to the scheduled expiration date by giving two business days notice. Please note that Zion may also elect to extend the rights offering beyond November 30, 2009.

We have posted on the Investor Center section of the Zion website some Frequently Asked Questions (and answers). Please click here to visit the Investor Center.

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Quick Links...
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Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com